November 10, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4546
Washington, D.C. 20549-454

Attention:	Ms. Barbara C. Jacobs Assistant Director Office of Information Technologies and Services

Re:	The Joint Corp.
Registration Statement on Form S-1, as amended
File No. 333-207632

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the several underwriters (the “Representative”) of the offering being made pursuant to the above-captioned Registration Statement, hereby joins in the request of The Joint Corp. that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on Thursday, November 12, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from November 5, 2015 to the date of this letter, the preliminary prospectus, dated November 5, 2015 in connection with the Registration Statement was distributed approximately as follows:

Copies to underwriters:	0
Copies to prospective dealers:	0
Copies to prospective institutional investors	450
Copies to prospective retail investors and others:	500
Total:	950

We have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

FELTL AND COMPANY, INC.

As Representative of the Prospective Underwriters

By:	FELTL AND COMPANY, INC.

By:	/s/ Thomas Steichen
Name: Thomas Steichen
Title: General Counsel